NAME OF REGISTRANT:   Chevron
Sisters of St. Francis of Philadelphia:
609 South Convent Road, Aston, PA 19014

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Sisters of St. Francis of Philadelphia and 23 other co-filers urge you to vote FOR Proposal # 9 at the Chevron Annual Meeting on May 27th.

Proposal # 9 on Chevron’s 2015 Proxy Statement:
Argument in Favor

Chevron Fails to Disclose Quantitative Risk Metrics Associated with Hydraulic Fracturing

Hydraulic fracturing operations pose significant environmental and social impacts and risks, leading to financial risks for companies due to increased community opposition and regulatory scrutiny. Shareholder proposals requesting enhanced reporting on this issue continue to earn support from 28-40% of shareholders, indicating sustained concern from shareholders about the inadequacy of existing company risk management disclosures. Currently, Chevron is not providing investors with the metrics necessary to assess the risks and impacts associated with the company’s hydraulic fracturing operations. This memo contextualizes the issues of concern, and outlines specific key areas of inadequate disclosure by Chevron.

Chevron is among the top 10 natural gas producers in the United States, yet fails to comprehensively disclose the impacts of its hydraulic fracturing operations on air, water, land, and communities to shareholders. In comparison with its peers, Chevron provides very little data on its website and 10-K on key environmental and social indicators.  Absent quantitative disclosure from the company regarding its environmental and community impacts, shareholders are unable to rigorously assess the risks that may be associated with those impacts.

Consequently, the resolved clause asks Chevron’s board to report-- via quantitative indicators-- on the results of company policies and practices, above and beyond regulatory requirements, to minimize potential adverse impacts on local communities and water resources. The supporting statement suggests this reporting be done by relevant geographic region- such as per ‘shale play’, because so many impacts, especially those related to water quantity and quality, are regional in nature, addressing at a minimum:

•	Quantity of fresh water used for shale operations by region, including source
•	Percentage of recycled water used by region;
•	Systematic post-drilling groundwater quality assessments;
•	Percentage of drilling residuals managed in closed-loop systems;
•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress; and
•	A systematic approach to assessing and managing community and human rights impacts, including quantifying numbers and categories of community complaints of alleged impacts, and portion resolved.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Sisters of St. Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event. The Sisters of St. Francis of Philadelphia urge shareholders to vote for Item number 10 following the instruction provided on the management’s proxy mailing.

Rationale for a Yes Vote:

1.	Hydraulic fracturing impose significant environmental and social risks, leading to increased financial risks to shareholders.
2.	Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising.
3.
Chevron does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks.

Rationale point 1: Hydraulic fracturing results in significant environmental and social risks and impacts, which increase financial risks to shareholders

Hydraulic fracturing operations typically use millions of gallons of water per well, require careful transport and storage of thousands of gallons of chemicals, produce large volumes of waste water, and create greenhouse gases and other air emissions. These industrial operations also have significant social impacts on communities and the regions in which they operate. They can impair health, damage roads, create significant traffic congestion, increase burdens on emergency services, and reduce the availability of affordable housing, among other impacts.

As a result of the environmental and social impacts and risks of fracturing operations, companies face an abundance of regulatory, reputational, and litigation risk. Governments – from local towns to nation-states – have enacted bans and moratoria on hydraulic fracturing operations.1  Such actions represent denial of companies’ “social license to operate” and can result in significant negative impacts to a company’s bottom line due to loss of revenue.

Consequently, investors and the public are seeking evidence via transparent disclosure that companies are adopting best practices for managing the risks associated with hydraulic fracturing operations. Some companies may, in fact, be implementing best practices on a broad scale but – absent disclosure– investors and the public are left in the dark about these efforts.

Rationale point 2: Public and investor expectations for disclosure of relevant metrics regarding company risk management practices are rising

As the industry faces increased scrutiny, a commitment to transparency is crucial for companies seeking to address the array of concerns regarding the risks and impacts of hydraulic fracturing on local communities, public health, and the environment. Prominent government agencies, relevant industry bodies2, and investors have recognized the need for the industry to transparently demonstrate a commitment to implementing best risk management practices. Transparency requires full disclosure of steps being taken to minimize risks, acknowledgement of challenges and failures, and clearly communicated progress in continually improve operations.

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1 On Quebec’s moratorium, see http://www.cbc.ca/news/business/story/2012/11/23/fracking-ban-nafta-lawsuit.html. On Bulgaria’s, directly impacting Chevron’s exploration plans, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/bulgaria. On France's, see http://www.shalegas-europe.eu/en/index.php/resources/shale-opportunities-in-europe/france. On the Delaware River Basin Commission's de facto moratorium, see http://stateimpact.npr.org/pennsylvania/tag/drbc/.  On New York’s State’s ban, see http://www.huffingtonpost.com/news/new-york-fracking-ban/; http://www.reuters.com/article/2014/12/17/us-energy-fracking-newyork-idUSKBN0JV29Z20141217.
2 The Appalachian Shale Recommended Practices Group (ASRPG) and the Center for Sustainable Shale Development (CSSD) are two examples of prominent multi-company consortia that have been formed to encourage wide-spread adoption of best practices within the industry. See www.asrpg.org and www.sustainableshale.org.

Investors in particular require relevant, rigorous disclosure on key performance indicators in order to compare company risk and performance, and make informed investment decisions. This is the sixth year investors are engaging companies to raise concerns regarding the impacts of hydraulic fracturing operations. Proposals have consistently received remarkably high votes- consistently averaging over 28% since initial proposals were filed in 2009. These high votes send a clear message to the entire sector that investors need more specific, relevant disclosure as to how companies are managing the risks and impacts associated with their operations.

As public expectations for company disclosure and transparency rise, the proponents are concerned that investment value may be undermined by company policies and practices that lag public and regulatory expectations for environmental protection. In the absence of meaningful disclosure, investors and the public have no way of adequately assessing the risks and rewards that hydraulic fracturing operations present to various companies.

Chevron’s Board of Directors, in its response to this proposal, notes it is a strategic partner of the Center for Sustainable Shale Development (CSSD). CSSD has developed performance standards for use in third party certification intended to indicate that a company has implemented recommended practices in the Appalachian Basin, which for Chevron means principally its Marcellus operations. Chevron further notes it is the first company to voluntarily participate in the CSSD’s certification and verification process. Proponents welcome Chevron’s engagement with CSSD, but note the company provides virtually no quantitative data on the environmental and community impacts of its operations in the Permian basin despite the 565 wells it completed in Texas’ Permian Basin in 2013 and through the first 9 months of 2014.  The CSSD certification for Chevron’s Marcellus operations address a region in which a substantially lower number of wells—130—were drilled during the same period and where Chevron is downsizing operations and listing some of its leased acreage for sale.3 Moreover, the CSSD’s guidelines fail to address a key issue raised in the proposal—quantitative reporting on numbers and categories of community complaints of alleged impacts and the portion of those complaints resolved.

Rationale point 3: Chevron does not provide investors with relevant metrics necessary to assess the company’s exposure to risks associated with the impacts of hydraulic fracturing operations and whether the company is effectively mitigating those risks

The proponents contend that Chevron has failed to meaningfully report on the key performance indicators outlined in the proposal, and also fails to disclose the relevant metrics necessary for investors to rigorously assess Chevron’s risk management practices. An analysis of Chevron’s disclosure follows:

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3 http://www.bizjournals.com/pittsburgh/blog/energy/2015/02/chevron-appalachia-putting-some-marcellus-acreage.html

Gap Analysis of Chevron Reporting

•	Quantity of fresh water and recycled water used for shale operations by region, including source

Currently, Chevron does not provide data regarding its water use or recycling efforts in drought-ridden Texas, where it conducts most of its hydraulic fracturing operations.  A recent study finding that most hydraulic fracturing operations in the U.S. occur in areas currently experiencing high water stress noted that the Permian Basin in Texas where Chevron operates has been classified as a “High Water Stress” area.4

The high volume of water used during hydraulic fracturing operations can pose substantial risks to companies operating in water constrained regions -- from impeding operations, to increasing costs where water must be purchased, to creating competition (actual or perceived) for limited water resources -- especially in arid areas and regions experiencing droughts.5 Metrics relating to increased recycling, reuse of produced water or waste water, and reductions in freshwater withdrawals are critical for investors to assess the extent to which companies are mitigating exposure to water-related risks.

The Appalachian Shale Regional Practices group (ASRPG) principles and the International Energy Agency’s Golden Rules for a Golden Age of Gas report both call for quantitative reporting on water use and recycling.6

Peer Comparison:

Occidental Petroleum provides key metrics on water use for many of its regional operations (e.g., South Texas, North Dakota, and Colorado) in easy-to-use charts, including amount of potable municipal fresh water and other fresh water used; percentage of total use from each source; amount of non-freshwater used; amount of produced water generated and recycled; and direct discharge to surface waters.7 In contrast to Chevron, investors are able to objectively assess Occidental’s risk exposure and risk management practices relating to impacts on local water sources.

•	Post-drilling and completion groundwater quality assessments

Currently, Chevron is silent on its post-drilling and completion groundwater quality monitoring in Texas, where it conducted most of its hydraulic fracturing in 2013 and the first nine months of 2014.8

Post-drilling water quality monitoring is critical for continued evaluation of water quality to ensure timely action should any concerns regarding contamination arise. States are increasingly adopting regulations that require companies to implement both pre- and post-drilling water quality monitoring. Two such states are Wyoming and Illinois.9 These enactments signal the potential for new regulatory requirements and increased expectations Chevron may need to address in its operating areas.

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4 A recent study of 25,000 shale wells revealed that nearly half were developed in water basins with “high” or “extremely high” water stress. For example, 92% of Colorado’s nearly 4,000 wells were drilled in “extremely high” water stress areas, and even in the Susquehanna River Basin, where water is abundant, drought conditions caused the Susquehanna River Basin Commission to suspend water withdrawal privileges for companies during two recent summers.  See Ceres, “Hydraulic Fracturing & Water Stress: Growing Competitive Pressures for Water”, (2013) http://www.ceres.org/resources/reports/hydraulic-fracturing-water-stress-growing-competitive-pressures-for-water. In Pennsylvania, where Chevron’s wells completed in 2013 and the first 9 months of 2014 were 75% fewer than those drilled in Texas, CSSD has certified that Chevron has recycled more than 90% of its water, but does not address Chevron’s water sourcing practices.
5 Id. 5
6 For ASRPG, see http://asrpg.org/pdf/ASRPG_standards_and_practices-April2012.pdf. For the IEA report, see  http://www.worldenergyoutlook.org/media/weowebsite/2012/goldenrules/weo2012_goldenrulesreport.pdf
7 Data accessible from http://www.oxy.com/SocialResponsibility/Environmental-Stewardship/Pages/Water-Management.aspx
8 CSSD certified Chevron as having done this in its relatively smaller Marcellus operations.
9 See Illinois Hydraulic Fracturing Regulatory Act, http://www.ilga.gov/legislation/publicacts/98/PDF/098 -0022.pdf, and http://wyofile.com/dustin/wyoming-embarks-on-groundwater-monitoring-rule-for-oil-and-gas-development/.

Peer comparison:

In contrast, Hess clearly states a policy that “[p]rior to and after conducting hydraulic fracturing, Hess conducts baseline water quality monitoring of pre-existing ground water wells and surface water bodies within a minimum 2,500 foot radius. At a minimum, water samples are tested for water quality parameters in accordance with state regulations and FracFocus Chemical Disclosure Registry guidance as well as for any known local contaminants. The exception to this practice is in the Bakken development, where the state of North Dakota monitors a long standing, established network of ground water monitoring wells.”10

•	Goals to eliminate the use of open pits for storage of drilling fluid and flowback water, with updates on progress

Chevron is silent on its use of open pits in its sizeable Texas operations, although CSSD has certified that in its more modest Marcellus operations, Chevron’s standardized well pad design does not include onsite pits.

Proper disposal and storage of wastewater is critical for managing the risks associated with the potential contamination of surface and groundwater.  Unfortunately, wastewater is often stored in open-air, lined earthen pits- a practice identified by a cross-section of experts as having a particularly high-risk for water contamination due to the increased likelihood of leaks and over-flows.11 Best practice to minimize instances of leaks and associated water contamination is containing wastewater in closed, above-ground storage tanks. Closed tanks can also mitigate risks to air quality, as toxic chemical vapors can escape when waste water is stored in surface pits open to the atmosphere, potentially posing local and regional air quality risks.

The practice of phasing out open pits in favor of closed tanks is called for in the CSSD’s performance standards, and required by Illinois’ new regulations.12 Proponents believe this to be a sign of potential regulatory tightening elsewhere, and consequently urge companies to disclose current waste management practices and progress in closing or forgoing use of lined earthen pits.

Peer comparison:

In contrast, Encana reports that it is moving to a closed-loop water management system across all of its shale plays and has committed to avoiding construction of any new drilling or flowback pits on pad sites.13 Encana discloses its progress in rolling out these best practices by reporting that in the South Piceance Basin it launched an effort to close approximately 180 historic and active pits containing drill cuttings and completion flowback water, the last of which were closed in early 2011.

•	Percentage of drilling residuals managed in closed-loop systems

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10 Page 21, Hess Corporation 2011 Corporate Sustainability Report, http://www.hesscorporation.com/downloads/reports/EHS/US/2011/default.pdf
11 See Resources for the Future, “Pathways to Dialogue: What the Experts Say About the Environmental Risks of Shale Gas Development: Overview of Key Findings” (2013), http://www.rff.org/Documents/RFF-Rpt-PathwaystoDialogue_Overview.pdf,  page 6
12 Illinois Hydraulic Fracturing Regulatory Act, Section 1-75(c)(1)
13 “Caring About Water in Colorado”, http://www.encana.com/news-stories/our-stories/environment-caring-about-water-in-colorado.html

Similar to the key performance reference immediately above, this indicator relates to management of risks to ground and surface water quality associated with waste storage practices.

Drilling residuals, the byproducts of the drilling that precedes hydraulic fracturing, are another potential hazard to water quality identified by CSSD and the IEA.14 CSSD has certified that Chevron uses closed loop systems in the Marcellus but the company is silent on its practices at its much larger Texas operations.

A systematic approach to assessing and managing community and human rights impacts, including quantifying numbers and categories of community complaints of alleged impacts, and portion resolved

Chevron does not report a systematic approach to identifying and addressing concerns about the impacts of its hydraulic fracturing operations from the local community, including quantifying numbers and categories of community complaints and portion resolved.

The impacts of hydraulic fracturing operations on local communities can lead to strained community relations and have financial implications for companies when not properly addressed. In the recent past, shareholders have suffered losses in their investments when company operations have been curtailed by bans and moratoria enacted by communities concerned about the adverse impacts associated with hydraulic fracturing operations. Consequently, investors are seeking evidence that companies have comprehensive systems in place for identifying and addressing concerns from the local communities in which they operate.

In February, 2014, Chevron was criticized heavily in the media for its community engagement practices following a well explosion and fire on a drilling pad in Dunkar Township, Pennsylvania that burned for five days and resulted in one contractor fatality. Specifically, the company blocked regulators’ access to the site for two days, was cited for nine regulatory regulations, and was ridiculed in social media for offering free pizza and drinks as an apology to nearby residents.15 The incident is a reminder of the risks associated with shale energy development and the vulnerability of companies to the negative publicity associated with shortfalls in risk management effort.

While the company states that it has “set up community advisory boards to seek out—and respond to—concerns of the local community” in the Marcellus Shale, the company fails to provide information regarding the effectiveness of these outreach programs and whether they are implemented beyond the Marcellus Shale.16

Peer Comparison

EQT launched an “issues tracking and resolution” process in 2013.Of the 113 issues reported to the database by the company’s network of designated community advisors, 54% related to construction traffic or road conditions, 20% to possible property damage, and the remaining 27% to a variety of additional issues. EQT also operates a related water tracking program, which tracks complaints and other data. Company staff now report quarterly to senior corporate management on “the number of complaints received per 100 wells spud [wells where drilling has begun]”.17

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14 CSSD performance standard 3, https://www.sustainableshale.org/performance-standards/; IEA Golden Rules Report, page 23.
15 http://stateimpact.npr.org/pennsylvania/2014/04/09/chevron-blocked-access-to-dep-after-fatal-well-fire-in-southwest-pa/; http://finance.yahoo.com/blogs/daily-ticker/chevron-s--pizza-and-soda--apology-turns-tragedy-into-farce-150212809.html
16 http://www.chevron.com/documents/pdf/PartneringMarcellus.pdf
17http://www.eqt.com/docs/pdf/2014%20EQT%20CSR%20Report.pdf

CONCLUSION

Disclosure is critical – as it is the primary vehicle by which investors gain insight into the extent to which companies are adopting best management practices and realizing their benefits.  Risk management policies are most meaningful when accompanied by data disclosing their effectiveness. Chevron fails to provide investors with the metrics necessary to evaluate how Chevron is managing the risks associated with the impacts of its hydraulic fracturing operations on local water sources.

Consequently, proponents urge that investors vote FOR this proposal

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Sisters of St. Francis of Philadelphia is not able to vote your proxies, nor does this communication contemplate such an event.  The Sisters of St. Francis of Philadelphia urge shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.